Exhibit 99.2

Medigus Ltd. Announces Pricing of $5 Million Public Offering

OMER, Israel, May 19, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq, TASE: MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced the pricing of an underwritten public offering of 3,333,334 American Depositary Shares (the “ADSs”) (or pre-funded ADS purchase warrants, each to purchase one ADS (the “Pre-Funded Warrants”) in lieu thereof). Each ADS is being sold to the public at a price per ADS of $1.50 and each Pre-Funded Warrant is being sold to the public at a price per Pre-Funded Warrant of $1.499. The gross proceeds to the Company from this offering are expected to be approximately $5,000,000 before deducting underwriting discounts, commissions and other offering expenses. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.001 per ADS.

Medigus Ltd. intends to use the proceeds of the offering for working capital and general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as the sole book-running manager for the offering.

The offering is expected to close on May 22, 2020, subject to customary closing conditions.

A shelf registration statement on Form F-3 (File No. 333-238162) relating to the American Depositary Shares to be issued in the proposed offering was filed with the Securities and Exchange Commission (SEC) and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering has been filed with the SEC. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the securities being offered, as well as the final prospectus and accompanying prospectus relating to the securities being offered, may also be obtained, when available, from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the preliminary prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

Safe Harbor

This press release contains forward-looking statements regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including those risks disclosed in under the caption “Risk Factors” in the preliminary prospectus supplement related to the offering and our Annual Report on Form 20-F filed with the SEC on April 21, 2020 and our other filings with the SEC. Medigus Ltd. cautions readers not to place undue reliance on any forward-looking statements and it does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

About Medigus Ltd.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact
Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Source: Medigus Ltd.